American Lithium Receives NASDAQ Notice of Minimum Price Deficiency
and Clarifies Previous Engagement with New Era Publishing Inc.

VANCOUVER, BRITISH COLUMBIA, March 13, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) has received written notification (the "Notice") from the Nasdaq Stock Market LLC ("Nasdaq") on March 8, 2024, indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the thirty consecutive business days from January 25, 2024 to March 7, 2024.

The Notice has no immediate effect on the listing or trading of the Company's common shares on Nasdaq, and the Company's operations are not affected by the receipt of the Notice.  Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days from the date of the Notice, or until September 4, 2024, to regain compliance with the minimum bid requirement, during which time the Company's common shares will continue to trade on Nasdaq.

To regain compliance the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days.  If the Company does not regain compliance with the minimum bid requirement by September 4, 2024, the Company may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance.

The Company will closely monitor the situation and is considering various strategies to regain compliance with the minimum bid requirement under Nasdaq's listing rules.  The Notice does not have any impact on the listing of the Company's common shares on the TSX Venture Exchange.

New Era Publishing Inc.

The Company also confirms that its previous engagement of New Era Publishing Inc. ("New Era") to provide marketing services to the Company, as announced by the Company on May 8, 2023, was concluded on August 31, 2023 and no further services have been provided since that date.  During the course of the engagement, New Era coordinated with Raging Bull LLC ("Raging Bull") to publish certain marketing materials pertaining to the Company without the prior knowledge of the Company.  The Company has no current engagement with New Era, nor does it presently have any intention to engage New Era to provide further services to the Company.  The TSX Venture Exchange has not accepted the previous engagement of New Era, as it did not comply with Exchange policy, and prior approval of the TSX Venture Exchange will be required in the event of any future engagement involving New Era, Raging Bull, its principals, and any other service providers that provide activities under TSX Venture Exchange Policy 3.4.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on January 15, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.